EX 99.28(h)(78)

Expense Limitation Agreement

This Agreement, dated as of January 1, 2011, is made and entered into by and between JNL Series Trust, a Massachusetts business trust (the "Trust"), on behalf of the investment series set forth on Schedule A attached hereto (the "Fund"), and Jackson National Asset Management, LLC (the "Adviser").

Whereas, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the "Advisory Agreement"); and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

Now, Therefore, the Trust and the Adviser hereby agree as follows:

1.
The Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it and/or reimburse other expenses of the Fund, during the 12-month period ending December 31, 2011, to the extent necessary to limit the total operating expenses of each class of shares of the Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period. Such waiver/and or reimbursement by the Adviser shall be made monthly.

2.
The Fund agrees to reimburse the Adviser in an amount equal to the full amount of fees that, but for waivers and/or reimbursements pursuant to Section 1 hereof, would have been payable by the Fund to the Adviser (the "Deferred Fees"), or were reimbursed by the Adviser in excess of its Adviser fee, subject to the limitations provided in this Section. Such reimbursement by the Fund shall be made monthly, but only if the operating expenses of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period.  The Adviser shall not be entitled to reimbursement after December 31, 2014 of any Deferred Fees for amounts waived or reimbursed pursuant to paragraph 1.

3.
A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

JNL Series Trust	Jackson National Asset Management, LLC

By: /s/ Susan S. Rhee	By: /s/ Mark D. Nerud
Name: Susan S. Rhee	Name: Mark D. Nerud
Title: Vice President, Counsel & Secretary	Title: President and CEO

Schedule A

Name of Fund

JNL/Select Money Market Fund